
Bionomics Limited

19 JULY 2005

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549


05010141



Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Jill Mashado
Company Secretary

82-3682

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available.
Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

BIONOMICS LIMITED

ABN

53 075 582 740

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	⁺Class of ⁺securities issued or to be issued	ORDINARY SHARES
2	Number of ⁺securities issued or to be issued (if known) or maximum number which may be issued	ONE HUNDRED AND THIRTY-NINE THOUSAND, FOUR HUNDRED AND FIFTY-ONE (139,451)
3	Principal terms of the ⁺securities (eg, if options, exercise price and expiry date; if partly paid ⁺securities, the amount outstanding and due dates for payment; if ⁺convertible securities, the conversion price and dates for conversion)	FULLY PAID SHARES ARE SUBJECT TO RESTRICTIONS ON TRANSFER UNTIL THE EARLIER OF 3 YEARS AFTER THE DATE OF ISSUE, OR THE DATE OF TERMINATION OF THE EMPLOYEE'S EMPLOYMENT PURSUANT TO THE BIONOMICS LIMITED EMPLOYEE SHARE PLAN.

+ See chapter 19 for defined terms.

Appendix 3B
New issue announcement

4	Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	NIL CONSIDERATION
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	SHARES ISSUED TO EMPLOYEES PURSUANT TO THE BIONOMICS LIMITED EMPLOYEE SHARE PLAN.
7	Dates of entering ⁺securities into uncertificated holdings or despatch of certificates	18 JULY 2005

		Number	⁺Class
8	Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 2 if applicable)	125,435,625	ORDINARY SHARES
		9,795,822	BNOOA OPTIONS
		31,535,063	BNOOB OPTIONS

+ See chapter 19 for defined terms.

Number	+Class
28,514,003	BNOAM RESTRICTED ORDINARY SHARES
8,187,333	BNOAO OPTIONS

9   Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

NOT APPLICABLE – EARLY STAGE BIOTECHNOLOGY COMPANY

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20	Names of any underwriters	

21	Amount of any underwriting fee or commission	

22	Names of any brokers to the issue	

23	Fee or commission payable to the broker to the issue	

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of ⁺security holders	

25	If the issue is contingent on ⁺security holders' approval, the date of the meeting	

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	

30	How do ⁺security holders sell their entitlements *in full* through a broker?	

31	How do ⁺security holders sell *part* of their entitlements through a broker and accept for the balance?	

52-34682

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	

33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
      (*tick one*)

(a)   ☑   Securities described in Part 1

(b)   ☐   All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(*If the additional securities do not form a new class, go to 43*)

Tick to indicate you are providing the information or documents

35   ☐   If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36   ☐   If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37   ☐   A copy of any trust deed for the additional +securities

(now go to 43)

Appendix 3B
New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	

39	Class of +securities for which quotation is sought	

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

	Number	+Class
42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43   Payment method (tick one)

☐   Cheque attached

☐   Electronic payment made

☑   Periodic payment as agreed with the home branch has been arranged

Quotation agreement

1   ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those ⁺securities should not be granted ⁺quotation.

- An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 18 July 2005
               Company Secretary

Print name: JILL MASHADO
                         == == == == ==



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 18/07/2005

TIME: 19:00:17

TO: BIONOMICS LIMITED

FAX NO: 08-8354-6199

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B - Employee Share Plan

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open"
status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to
allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most
announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using
ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use
is **1900 999 279**.

Anne Spencer

From:	ASX.Online@asx.com.au
Sent:	Monday, 18 July 2005 6:30 PM
To:	Renae Struenkmann; Jill Mashado; Anne Spencer
Subject:	BNO - ASX Online e-Lodgement - Confirmation of Release



244694.pdf (146
KB)

ASX confirms the release to the market of Doc ID: 244694 as follows:
Release Time: 18-Jul-2005 19:00:08
ASX Code: BNO
File Name: 244694.pdf
Your Announcement Title: Appendix 3B - ESP